FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 9, 2006

Commission File Number   001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: February 9, 2006	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

Advanced Semiconductor Engineering, Inc.
FOR IMMEDIATE RELEASE

Contact:
ASE, Inc.
Room 1901, No. 333, Section 1	Joseph Tung, CFO / Vice President
Keelung Road, Taipei, Taiwan, 110	Freddie Liu, Financial Controller
ir@aseglobal.com
Tel: + 886.2.8780.5489
Fax: + 886.2.2757.6121
http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS CONSOLIDATED
YEAR 2005 FOURTH-QUARTER AND FULL-YEAR FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., February 8, 2006 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited consolidated net revenues1 of NT$26,404 million for the fourth quarter of 2005 (4Q05), up 27% year-over-year and 21% sequentially2. Net income for the quarter totaled NT$2,915 million, up from net loss of NT$1,407 million in 4Q04 and from net income of NT$1,588 million in 3Q05. Earnings per share for the quarter was NT$0.64 (or US$0.095, per ADS), compared to loss per share of NT$0.32 for 4Q04 and earnings per share of NT$0.35 for 3Q05.

For the full year of 2005, the Company’s revenues were NT$84,036 million, up 12% compared to 2004. Net loss was NT$4,718 million, compared to net income of NT$4,210 million in 2004. Loss per share was NT$1.08, or US$0.168 per ADS, compared to earning per share of NT$0.96 for 2004.

RESULTS OF OPERATIONS
4Q05 Results
•	Net revenues amounted to NT$26,404 million, up 21% sequentially and 27% year-over-year. The revenue contribution from IC packaging operations, testing operations, module assembly, and others was NT$18,730 million, NT$5,267 million, NT$2,054 million and NT$353 million, respectively, and each represented approximately 71%, 20% and 8%, respectively, of total net revenues for the quarter.
•	Cost of revenues was NT$19,869 million, up 12% sequentially and 15% year-over-year.

	-	As a percentage of net revenues, cost of revenues was 75% in 4Q05, down from 81% in 3Q05 and from 83% in 4Q04.
	-	Depreciation, amortization and rental expenses totaled NT$3,877 million during the

[1] All financial information presented in this press release is unaudited, consolidated and prepared in accordance with generally accepted accounting principles in the Republic of China, or ROC GAAP. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.
[2] In September 2005, the Company disposed of its camera module assembly operation in Malaysia. Accordingly, the historical consolidated financial information presented in this press release has been retroactively adjusted to net out the results of these discontinued operations, which will be presented as a separate line item in our consolidated statement of operations. The consolidated financial information presented herein represents the results of continuing operations only.

February 8, 2006

Advanced Semiconductor Engineering, Inc.

quarter, up 3% sequentially and down 5% year-over-year. As a percentage of net revenues, depreciation, amortization and rental expenses were 15% during the quarter, down from 17% in 3Q05 and from 20% in 4Q04.

•	Gross profit for 4Q05 was NT$6,535 million, up 60% from NT$4,088 million in 3Q05 and up 88% from NT$3,473 million in 4Q04. Gross margin was 25% for the quarter, which increased from 19% in the previous quarter and from 17% in 4Q04.
•	Total operating expenses during 4Q05 were NT$2,298 million including NT$769 million in R&D and NT$1,529 million in SG&A. Total operating expenses as a percentage of net revenues for the current quarter was at 9%, down from 10% in 3Q05 and 11% in 4Q04.
•	Operating income for 4Q05 was NT$4,237 million, compared to income of NT$1,954 million and NT$1,157 million for 3Q05 and 4Q04, respectively. Operating margin was 16% in 4Q05, which increased from 9% in 3Q05 and from 6% in 4Q04.
•	We recorded net non-operating expenses of NT$966 million in 4Q05, which increased by NT$704 million sequentially, and decreased by NT$2,306 million year-over-year.

	-	The net exchange loss of NT$105 million was mainly attributable to the effect of US dollars depreciation on our net assets position denominated in US dollars.
	-	Gain on long-term investment was NT$48 million, consisting of NT$75 million investment income from minority-owned affiliates and NT$27 million of goodwill amortization expense related to such minority-owned affiliates. The NT$75 million investment income from minority-owned affiliates mainly included NT$88 million of investment income from Universal Scientific Industrial Co. ("USI"), NT$13 million of investment loss from Hung Ching Construction.
	-	Other non-operating expenses were primarily related to equipment provision associated with the discontinuation of leadframe manufacturing operation, inventory provision adjustment and other miscellaneous expenses.

•	Income before tax was NT$3,271 million for 4Q05. We recorded an income tax expenses of NT$46 million during the quarter. Income from discontinuing operations related to our camera module assembly operation in Penang was NT$230 million. Minority interest adjustment was NT$540 million.
•	In 4Q05, net income was NT$2,915 million, compared to net income of NT$1,588 million for 3Q05 and net loss of NT$1,407 million for 4Q04.
•	Our total shares outstanding at the end of the quarter were 4,382,238,648. Our EPS for 4Q05 was NT$0.64, or US$0.095 per ADS, based on 4,615,663,939 weighted average number of shares outstanding during the fourth quarter.

2005 Full-year Results
•	Net revenues for the full year of 2005 amounted to NT$84,036 million, up 12% from 2004. The revenue contribution from IC packaging operations, testing operations, module assembly, and others were NT$59,443 million, NT$17,122 million, NT$6,580 million and NT$891 million, respectively.
•	IC packaging, testing and module assembly represent approximately 71%, 20% and 8%, respectively, of total net revenues for the year.
•	Costs of revenues for the full year of 2005 were NT$69,538 million, up 17% compared to 2004.

February 8, 2006

Advanced Semiconductor Engineering, Inc.

	-	As a percentage of net revenues, cost of revenues was 83% in 2005, up from 79% in 2004.
	-	Depreciation, amortization and rental expenses totaled NT$15,647 million during the year, up 4% compared to 2004. As a percentage of net revenues, Depreciation, amortization and rental expenses were 19% during the year, down from 20% in 2004.
The increase in depreciation, amortization and rental expense was primarily due to our capacity expansion in our Shanghai operation and the full-year effect of our acquisition of ASE Japan.

•	Gross profit for the year was NT$14,498 million, down 7% compared to NT$15,597 million in 2004. Gross margin was 17% for the year, down from 21% in 2004.
•	Total operating expenses during 2005 were NT$8,693 million including NT$2,788 million in R&D and NT$5,905 million in SG&A. Total operating expenses as a percentage of net revenues was 10% in 2005, down from 12% in 2004.
•	Operating income for the year was NT$5,805 million, compared to income of NT$6,957 for the previous year. Operating margin was 7% in 2005, which decreased from 9% in 2004.
•	We recorded net non-operating expenses of NT$11,506 million in 2005, which increased by NT$7,485 million from the previous year.

	-	The Company recorded fire loss of NT $8.8 billion. Such loss amount assumed total loss on all fire-impacted assets with net book value of NT$13.0 billion, labor & rental cost totaling NT$228 million that were idled from May to December 2005, and other miscellaneous NT$172 million, netted by insurance receivable of NT$4.6 billion. The insurance receivables of NT$4.6 billion were based on certain assets with their damage amount currently assessed by the Company and adjusted for the insurance deductibles. NT$2.3 billion of total NT$ 4.6 billion insurance receivable was received in October 2005.
	-	The increase in net interest expense is mainly due to higher outstanding loan balances and interest rate.
	-	The net exchange gain of NT$175 million was mainly attributable to the effect of US dollars appreciation on our net assets position denominated in US dollars.
	-	Gain on long-term investment was NT$80 million, consisting of NT$187 million investment income from minority-owned affiliates, NT$107 million of goodwill amortization related to such minority-owned affiliates. The NT$187 million investment income from minority-owned subsidiaries included NT$151 million of investment income from Universal Scientific Industrial Co. ("USI"), NT$29 million of investment loss from Hung Ching Construction, NT$61 million of investment income from Inprocomm, Inc. (“IPCM”), and NT$4 million of investment income from other invested companies.

•	Loss before tax was NT$5,701 million for 2005. We recognized an income tax benefit of NT$119 million during the year. Income from discontinuing operations related to our camera module assembly operation in Penang was NT$354 million. Minority interest adjustment was NT$510 million.
•	In 2005, net loss amounted to NT$4,718 million, compared to net income of NT$4,210 for 2004.
•	Our total shares outstanding at the end of the year were 4,382,238,648. Our loss per share for 2005 was NT$1.08, or US$0.168 per ADS, based on 4,370,513,685 weighted average number of shares outstanding.

February 8, 2006

Advanced Semiconductor Engineering, Inc.

LIQUIDITY AND CAPITAL RESOURCES
•	Capital expenditures in 4Q05 totaled US$113 million, of which US$31 million was for IC packaging, US$13 million was for module assembly, US$21 million was for testing, and US$48 million was for interconnect materials. Capital expenditures for the full year 2005 totaled US$262 million, including US$108 million for IC packaging, US$17 million for module assembly, US$71 million for testing and US$66 million for interconnect materials.
•	EBITDA for the quarter totaled NT$7,753 million, up 51% year-over-year and 32% sequentially. Full-year EBITDA totaled NT$20,303 million, down 12% from the prior year.
•	As of the end of 4Q05, we had cash on hand plus short-term investments of NT$17,698 million, which increased by NT$4,196 million from the end of 3Q05.
•	As of the end of 4Q05, we had total bank debts of NT$53,385 million, decreased from NT$57,619 million as of end of 3Q05. Total bank debts were consisting of NT$5,085 million of revolving working capital loans, NT$5,438 million of current portion of long-term debts, NT$33,500 million of long-term debts and NT$9,362 million of long-term bonds payable. Total unused banking facilities were NT$21,480 million.
•	Current ratio improved from 1.45 as of end of 3Q05 to 1.54 as of year end 2005, and net debt to equity ratio also improved from 0.86 to 0.65.
•	Total number of employees was 29,039 as of December 31, 2005.

BUSINESS REVIEW
IC Packaging Services
•	Revenues generated from our IC packaging operations were NT$18,730 million during the quarter, up NT$3,465 million or 23% sequentially and NT$4,035 million or 27% year-over-year. On a sequential basis, the increase in packaging revenue was primarily due to volume increase with slight increase in average selling price.
•	Revenues from advanced substrate and leadframe-based packaging accounted for 90% of total IC packaging revenues during the quarter, up by three percentage points from the previous quarter.
•	Gross margin for our IC packaging operations was 21%, up by five percentage points sequentially and up by six percentage points year-over-year as a result of increased utilization and favorable product mix changes.
•	Capital expenditure for our IC packaging operations amounted to US$31 million during the quarter, of which US$25 million was for wirebonding packaging capacity, and US$6 million was for wafer bumping and flip chip packaging equipment.
•	As of December 31, 2005, there were 6,366 wirebonders in operation, of which 229 wirebonders were added and 99 wirebonders were disposed of during the quarter.
•	Revenues from flip chip packages and wafer bumping services accounted for 19% of total packaging revenue, up from 14% in 3Q05.

Testing Services
•	Revenues generated from our testing operations were NT$5,267 million, up NT$857 million or 19% sequentially and NT$910 million or 21% year-over-year.
•	Final testing contributed 80% to total testing revenues, down by one percentage point from

February 8, 2006

Advanced Semiconductor Engineering, Inc.

the previous quarter. Wafer sort contributed 17% to total testing revenues, up by one percentage point from the previous quarter. Engineering testing contributed 3% to total testing revenues, consistent with the previous quarter.
•	In 4Q05, gross margin for our testing operations was 40%, up by ten percentage points sequentially and by seventeen percentage points year-over-year. The increase in gross margin was mainly due to higher utilization, lower depreciation expenses and rental expenses, slight increase in average selling price and favorable revenue mix changes.
•	Capital spending on our testing operations amounted to US$21 million during the quarter.
•	As of December 31, 2005, there were 1,304 testers in operation, of which 30 testers were added and 56 testers were disposed of during the quarter.

Module Assembly Services
•	Revenues generated from our module assembly operations were NT$2,054 million, up NT$159 million or 8% sequentially, and up NT$557 million or 32% year-over-year mainly due to volume increase and favorable product mix change.
•	In September 2005, the Company disposed of its camera module assembly operation in Malaysia. Accordingly, the historical consolidated financial information presented in this press release has been retroactively adjusted to net out the results of these discontinued operations, which will be presented as a separate line item in our consolidated statement of operations. The consolidated financial information presented herein represents the results of continuing operations only.
•	Camera module assembly revenue accounted for 37% of the total module assembly revenues, while RF and baseband module assembly accounted for 63%.
•	In 4Q05, gross margin for our module assembly operations was 18%, up by one percentage points sequentially and year-over-year.

Interconnect Materials
•	The materials output manufactured by ASE was about NT$2,201 million for the quarter, up by NT$835 million or 61% from NT$1,366 million in previous quarter, and increased by NT$58 million or 3% from NT$2,143 million in a year-ago quarter.
•	Gross margin for material was 25% during the quarter, which increased from 6% in 3Q05 and from 8% in 4Q04. The gross margin improved sequentially mainly due to increase in sales volume during the current quarter and yield improvement
•	In 4Q05, the Company’s internal material operation supplied 33% (by value) of our total PBGA substrate requirements.
•	As of end of December 31, 2005, the Company had recovered its PBGA capacity lost in the fire accident, with monthly capacity reaching 36 million units.

Customers
•	Our five largest customers together accounted for approximately 30% of our net revenues in 4Q05, consistent with the previous quarter and decreased from 36% in 4Q04. No customer accounted for more than 10% of our total revenues.
•	Our top 10 customers contributed 46% of our net revenues during the quarter, consistent with the previous quarter and decreased from 52% 4Q04.
•	Our customers that are integrated device manufacturers, or IDMs, accounted for 41% of our revenues in 4Q05, compared to 42% in 3Q05 and 45% in 4Q04.

February 8, 2006

Advanced Semiconductor Engineering, Inc.

About ASE, Inc.

ASE, Inc. is the world's largest independent provider of IC packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of IC testing services, including front-end engineering testing, wafer probing and final testing services. ASE, Inc.’s international customer base of more than 200 customers include such leading names as ATI Technologies Inc., CSR plc, Freescale Semiconductor, Inc., IBM Corporation, NVIDIA Corporation, Koninklijke Philips Electronics N.V., Qualcomm Incorporated, RF Micro Devices Inc., STMicroelectronics N.V. and VIA Technologies, Inc. With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters, including terrorist activity and armed conflict; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2004 Annual Report on Form 20-F filed on June 23, 2005.

February 8, 2006

Advanced Semiconductor Engineering, Inc.

Supplemental Financial Information
Consolidated Operations
Amounts in NT$ Millions	4Q/05	3Q/05	4Q/04
Net Revenues Revenues by End Application	26,404	21,822	20,760
Communication	35%	36%	38%
Computer	27%	30%	32%
Automotive and Consumers	35%	31%	27%
Others	3%	3%	3%
Revenues by Region
North America	51%	49%	53%
Europe	12%	14%	9%
Taiwan	21%	20%	22%
Japan	10%	11%	10%
Other Asia	6%	6%	6%

IC Packaging Services
Amounts in NT$ Millions	4Q/05	3Q/05	4Q/04
Net Revenues Revenues by End Application	18,730	15,265	14,695
Communication	27%	27%	30%
Computer	32%	36%	39%
Automotive and Consumers	38%	34%	28%
Others	3%	3%	3%
Revenues by Packaging Type
Advanced substrate & leadframe based	90%	87%	88%
Traditional leadframe based	6%	8%	8%
Others	4%	5%	4%
Capacity
CapEx (US$ Millions) *	31	32	83
Number of Wirebonders	6,366	6,236	6,684

Testing Services
Amounts in NT$ Millions	4Q/05	3Q/05	4Q/04
Net Revenues Revenues by End Application	5,267	4,410	4,357
Communication	38%	39%	43%
Computer	20%	22%	20%
Automotive and Consumers	36%	34%	30%
Others	6%	5%	7%
Revenues by Testing Type
Final test	80%	81%	76%
Wafer sort	17%	16%	21%
Engineering test	3%	3%	3%
Capacity
CapEx (US$ Millions) *	21	26	28
Number of Testers	1,304	1,330	1,515
* Capital expenditure amounts exclude building construction cost.

Advanced Semiconductor Engineering, Inc.

     Advanced Semiconductor Engineering, Inc.
Consolidated Summary Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended

	Dec. 31	Sep. 30	Dec. 31	Dec. 31	Dec. 31
	2005	2005	2004	2005	2004
Net revenues:
IC Packaging	18,730	15,265	14,695	59,443	53,545
Testing	5,267	4,410	4,357	17,122	16,474
Module Assembly	2,054	1,895	1,497	6,580	4,717
Others	353	252	211	891	502

Total net revenues	26,404	21,822	20,760	84,036	75,238

Cost of revenues	19,869	17,734	17,287	69,538	59,641

Gross Profit	6,535	4,088	3,473	14,498	15,597

Operating expenses:
Research and development	769	678	728	2,788	2,581
Selling, general and administrative	1,529	1,456	1,588	5,905	6,059

Total operating expenses	2,298	2,134	2,316	8,693	8,640

Operating income (loss)	4,237	1,954	1,157	5,805	6,957

Net non-operating (income) expenses:
Interest expenses - net	390	354	223	1,398	894
Foreign exchange loss (gain)	105	(267)	270	(175)	148
Loss (gain) on long-term investment	(48)	(12)	327	(80)	395
Loss on disposal of assets	32	(8)	17	83	135
Goodwill impairment	-	-	2,462	-	2,462
Others	487	195	(27)	10,280	(13)

Total non-operating expenses	966	262	3,272	11,506	4,021

Income (loss) before tax	3,271	1,692	(2,115)	(5,701)	2,936
Income tax expense (benefit)	46	(40)	(211)	(119)	(1,397)

Income (loss) from continuing operations	3,225	1,732	(1,904)	(5,582)	4,333
Loss (Income) from discontinuing operations	(230)	(41)	(75)	(354)	(568)

Income (loss) before minority interest	3,455	1,773	(1,829)	(5,228)	4,901
Minority interest	540	185	(422)	(510)	691

Net income (loss)	2,915	1,588	(1,407)	(4,718)	4,210

Per share data:
Earnings (loss) per common share
– Basic	NT$0.67	NT$0.36	NT$(0.32)	NT$(1.08)	NT$0.99
– Diluted	NT$0.64	NT$0.35	NT$(0.32)	NT$(1.08)	NT$0.96
Earnings (loss) per pro forma equivalent
ADS
– Basic	US$0.100	US$0.057	US$(0.049)	US$(0.168)	US$0.148
– Diluted	US$0.095	US$0.054	US$(0.049)	US$(0.168)	US$0.144

Number of weighted average shares used in	4,615,664	4,580,884	4,349,001	4,370,514	4,545,868
diluted EPS calculation (in thousands)

Forex (NT$ per US$1)	33.40	32.00	33.08	32.08	33.44

Advanced Semiconductor Engineering, Inc.

Advanced Semiconductor Engineering, Inc.
Consolidated Summary Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Dec. 31, 2005	As of Sep. 30, 2005

Current assets:
Cash and cash equivalents	13,345	9,988
Short-term investments	4,353	3,514
Notes and accounts receivable	15,588	16,200
Inventories	7,757	8,094
Others	6,866	7,912

Total current assets	47,909	45,708

Long-term investments	4,825	4,802
Properties – net	67,904	67,830
Other assets	10,877	12,037

Total assets	131,515	130,377

Current liabilities:
Short-term debts – revolving credit	5,085	6,400

Short-term debts – current portion of long-term debts	5,438	6,523
Notes and accounts payable	11,160	9,946
Others	9,397	8,760

Total current liabilities	31,080	31,629

Long-term debts	33,500	35,338
Long-term bonds payable	9,362	9,358
Other liabilities	2,621	2,471

Total liabilities	76,563	78,796

Minority interest	7,902	7,369

Shareholders’ equity	47,050	44,212

Total liabilities & shareholders’ equity	131,515	130,377